EXHIBIT 99.2
PROXY
FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 12, 2006
      The undersigned shareholder of Trizec Canada Inc. (the “Corporation”) hereby appoints Peter Munk, Chairman of the Board and Chief Executive Officer, or failing him, Robert B. Wickham, President, or failing him, Colin J. Chapin, Senior Vice President, Chief Financial Officer and Corporate Secretary, or instead of any of the foregoing, as the nominee for the undersigned to attend and act on behalf of the undersigned at the special meeting of the shareholders of the Corporation to be held on September 12, 2006 and at any postponements or adjournments thereof (the “Meeting”), to the same extent and with the same power as if the undersigned were personally present at the said meeting or such postponements or adjournments thereof and, without limiting the generality of the power hereby conferred, the nominees named above are specifically directed to vote all shares of the Corporation registered in the name of the undersigned as indicated.

1.	A SPECIAL RESOLUTION (THE “ARRANGEMENT RESOLUTION”) APPROVING THE ARRANGEMENT OF THE CORPORATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT AND OTHER MATTERS REFERRED TO THEREIN.
☐ FOR                    ☐ AGAINST                    ☐ ABSTAIN
      The full text of the Arrangement Resolution is set out as Annex A of the management information circular dated August 8, 2006 with respect to the Meeting, as such Arrangement Resolution may be amended or varied at the Meeting.
      This proxy is solicited by or on behalf of the management of the Corporation. Shareholders have the right to appoint a person to attend and act on their behalf at the special meeting other than the nominees designated and may exercise such right by inserting the name of their nominee in the blank space provided above for that purpose.

DATED the	day of	, 2006.

Signature of Shareholder
NOTES:

(1)	This proxy form must be signed and dated by the shareholder (if a shareholder is not an individual, it must have the proxy executed by a duly authorized officer or properly appointed attorney). If the proxy form is not dated in the space provided it shall be deemed to bear the date on which it is mailed.

(2)	In the event that no specification has been made with respect to the voting on the resolution referred to above, the proxy nominees are instructed to vote the shares represented by this proxy FOR item No. 1.

(3)	This proxy confers discretionary authority upon the management nominees with respect to amendments or variations to matters identified in the notice of meeting dated August 8, 2006 accompanying this form of proxy and other matters not so identified that may properly come before the Meeting. At this time, management knows of no such other matters.

(4)	To ensure effectiveness, proxies must be received by mail addressed to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or hand delivered to CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario M5H 4A6 or by fax to CIBC Mellon Trust Company at (416) 368-2502 or 1-800-781-3111, in each case prior to 5:00 p.m. (Toronto time) on September 8, 2006 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened.